EXHIBIT 99.1

Chunghwa Telecom Announces Non-Cash Real Estate Impairment Charge

Taipei, Taiwan, R.O.C. June 29, 2012 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today announced that the Company recorded a non-cash real estate impairment charge associated with price variations in regional markets of approximately NT$1.26 billion, or 0.3% of the shareholder’s equity, for the quarter ended June 30, 2012.

In conjunction with Chunghwa’s planned adoption of International Financial Reporting Standards (“IFRS”) in 2013, the Company performed an assessment of its investment properties which will be reclassified from property, plant and equipment under the IFRS adoption plan.  In accordance with the IAS 40 “Investment Property” disclosure requirement, the valuation analysis, which was conducted by an independent third-party property assessment firm, found that the aggregate fair value of the investment properties exceeded the carrying amounts currently recorded, but for certain investment properties the fair value was less than the carrying amounts.  Due to these results, the Company recorded an impairment charge pursuant to ROC SFAS No. 35 “Impairment of Assets”.

This impairment is an unrealized loss, non-cash charge, and has no impact on the Company’s working capital or cash flow. Furthermore, the Company could reverse the impairment loss in the future when the recoverable amount exceeds the carrying amount. The reversal of impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized in prior years.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw